

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop: 3561

February 22, 2016

<u>Via E-Mail</u>
Mr. David W. Froesel, Jr.
Chief Financial Officer
PharMerica Corporation
1901 Campus Place
Louisville, KY 40299

> **Re: Pharmerica Corporation**
> **Form 10-K for the Fiscal Year ended December 31, 2014**
> **Filed March 2, 2015**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2015**
> **Filed November 6, 2015**
> **Response letter dated January 22, 2016**
> **File No. 001-33380**

Dear Mr. Froesel:

We have reviewed your January 22, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 21, 2015 letter.

<u>Form 10-Q for Fiscal Quarter Ended September 30, 2015</u>

<u>Financial Statements</u>

<u>Note 5 Commitments and Contingencies, page 13</u>

1.   We note your response to comment 1 from our letter dated December 23, 2015 related to your analysis of the receivable under ASC paragraphs 310-10-35-7 through 11 and ASC Subtopic 450-20. Please clarify to state whether you assessed the risk of loss as being probable, reasonably possible or remote in accordance with ASC 450-20. To the extent that you have concluded that the loss is probable or reasonably possible, please provide

an estimate of the loss or range of loss or a statement that such an estimate cannot be made.

2.   We note your response to comment 3 from our letter dated December 23, 2015 related to your ability to offset amounts due to and due from ABDC. Please provide a detail analysis which separately addresses each of the four criteria in ASC 210-20-45-1 to support your conclusion that a right of offset exists. In addition, please tell us how you considered ASC 210-20-45-8 in determining that the right of offset was enforceable at law.

3.   We understand that you did not offset amounts due to and from ABDC in your balance sheet prior to the dispute and litigation. Please explain how you considered ASC paragraphs 250-10-45-11 and 12 in determining whether you had a change in accounting principle and in providing the related disclosures under ASC paragraphs 250-10-50-1 through 3.

You may contact Joanna Lam at (202) 551-3476 or Craig Arakawa, Branch Chief at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel, and Mining